UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2017

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
(Exact name of registrant as specified in its charter)

Japan (State or other jurisdiction of incorporation)	000-55133 (Commission File Number)	98-1295657 (IRS Employer Identification No.)
Kasumigaseki Tokyu Building 4F, 3-7-1 Kasumigaseki, Chiyoda-ku,
 Tokyo 100-0013, Japan
 (Address of principal executive offices, including zip code)
+81 3-6550-8928
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

CONTENTS
On August 8, 2017 (Japan Standard Time), Kubota Pharmaceutical Holdings Co., Ltd., or the Company, filed with the Tokyo Stock Exchange a Japanese report referred to as Kessan Tanshin, or the Tanshin, which contains the Company's unaudited financial results for the six months ended June 30, 2017. A copy of the English translation of the Tanshin is attached hereto as Exhibit 99.1. The statements contained in the Tanshin regarding projected financial results for the year ending December 31, 2017 are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements largely on its expectations and projections about future events and financial trends affecting the financial condition and/or operating results of its business. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially, including, but not limited to the risk that our product candidates will not demonstrate the expected benefits and will not achieve regulatory approval or be successfully commercialized, the risk of delays in our expected clinical trials, the risk that new developments in the intensely competitive ophthalmic pharmaceutical and device markets require changes in our clinical trial plans or limit the potential benefits of our product candidates, the risk that our pre-clinical development efforts may not yield additional product candidates, the impact of expanded product development and clinical activities on operating expenses, our dependence on and our ability to retain and motivate our key management and scientific staff, and other risks and uncertainties inherent in the process of discovering and developing therapeutics and devices that demonstrate safety and efficacy. For a detailed discussion of these and other risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Company’s investor relations Web site (http://http://www.kubotaholdings.co.jp/en/ir/index.html) and on the SEC’s Web site (http://www.sec.gov).
On August 8, 2017, the Company filed with the Financial Services Agency a Japanese report referred to as the Quarterly Report which contains the Company's first-time adoption of International Financial Reporting Standards, or IFRS, in its unaudited condensed consolidated interim financial statements. The Company adopted IFRS with a date of transition of January 1, 2016 and presents financial statements for the date of transition, the prior interim period end and the prior year end restated from US GAAP to IFRS along with reconciliations. A copy of the English translation of the Quarterly Report is attached hereto as Exhibit 99.2.
The information furnished in this Form 6-K, including the exhibit hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Number	Description
99.1	English translation of Kessan Tanshin, dated August 8, 2017.
99.2	English translation of Quarterly Report, dated August 8, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KUBOTA PHARMACEUTICAL HOLDINGS CO., LTD.
Dated: August 8, 2017	August 8, 2017
BY:
/s/ John E. Gebhart
John E. Gebhart
Chief Financial Officer